Exhibit 2.1
STOCK PURCHASE AGREEMENT
dated as of
May 19, 2006,
by and among
RURBANC DATA SERVICES, INC.,
LANCE THOMPSON
and
ROBERT CHURCH

i

ii

STOCK PURCHASE AGREEMENT
     THIS STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of May 19, 2006, is made and entered into by and among Rurbanc Data Services, Inc., an Ohio corporation (“RDSI”), Lance Thompson, an individual resident of Michigan (“Thompson”), and Robert Church, an individual resident of Indiana (“Church” and, collectively with Thompson, the “Shareholders”).
RECITALS
     A. Thompson owns all of the issued and outstanding shares of capital stock of Diverse Computer Marketers, Inc., a Michigan corporation (“DCM Michigan”).
     B. Thompson and Church collectively own all of the issued and outstanding shares of capital stock of DCM Indiana, Inc., an Indiana corporation (“DCM Indiana”).
     C. DCM Michigan and DCM Indiana (sometimes hereinafter referred to individually as a “Company” or collectively as the “Companies”) are engaged in the business of providing check processing services to financial institutions located in several Midwest states.
     D. The Shareholders desire to sell to RDSI, and RDSI desires to purchase from the Shareholders, all of the issued and outstanding shares of capital stock of the Companies, on the terms and subject to the conditions of this Agreement.
     NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein, RDSI and the Shareholders agree as follows:
ARTICLE I
Certain Definitions
     For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article I:
     “Additional Cash Payment” has the meaning specified in Section 2.03(b).
     “Agreement” has the meaning specified in the first paragraph of this document.
     “Applicable Contracts” has the meaning specified in Section 4.03(n)(iv).
     “Audit Period” has the meaning specified in Section 2.03(a).
     “Average Recurring Revenue” has the meaning specified in Section 2.03(a).
     “CERCLA” has the meaning specified in Section 4.03(t).

     “Chan Bonus” has the meaning specified in Section 5.11.
     “Church” has the meaning specified in the first paragraph of this Agreement.
     “Closing” has the meaning specified in Section 3.01.
     “Closing Date” means the date as of which the Closing actually takes place.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company” or “Companies” has the meaning specified in the recitals to this Agreement.
     “Compensation and Benefit Plans” has the meaning specified in Section 4.03(s)(i).
     “Confidentiality Agreement” has the meaning specified in Section 2.03(a).
     “Consultants” has the meaning specified in Section 4.03(s)(i).
     “Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (a) the sale of the Shares by the Shareholders to RDSI; (b) the performance by RDSI and the Shareholders of their respective covenants and obligations under this Agreement; and (c) the execution, delivery and performance of the Shareholder Ancillary Agreements.
     “Continuing Employees” has the meaning specified in Section 7.01.
     “Copyrights” means United States and foreign copyrights, copyrightable works, and mask works, whether registered or unregistered, and pending applications to register the same.
     “Damages” has the meaning specified in Section 9.02.
     “DCM Indiana” has the meaning specified in the recitals to this Agreement.
     “DCM Michigan” has the meaning specified in the recitals to this Agreement.
     “Directors” has the meaning specified in Section 4.03(s)(i).
     “Disaster Recovery Companies” has the meaning specified in Section 5.10(a).
     “DOL” has the meaning specified in Section 4.03(s)(iii).
     “Effective Time” means 11:59 P.M., EST, on the Closing Date.
     “Employees” has the meaning specified in Section 4.03(s)(i).

     “Encumbrance” means any lien (statutory or other), claim, charge, security interest, mortgage, deed of trust, pledge, hypothecation, assignment, conditional sale or other title retention agreement, preference, priority or other security agreement or preferential arrangement of any kind or nature, and any easement, encroachment, covenant, restriction, right of way, defect in title or other encumbrance of any kind.
     “Environmental Law” has the meaning specified in Section 4.03(t).
     “ERISA” has the meaning specified in Section 4.03(s)(i).
     “ERISA Affiliate” has the meaning specified in Section 4.03(s)(iii).
     “Escrow Agreement” has the meaning specified in Section 3.02(h).
     “Escrow Amount” means an amount equal to (a) $350,000.00 less (b) the amount of the Spin-Off Taxes on the value of the Disaster Recovery Companies as determined pursuant to Section 5.10.
     “Exchange Act” has the meaning specified in Section 4.03(s)(ii).
     “FDIC” means the Federal Deposit Insurance Corporation.
     “Financial Statements” has the meaning specified in Section 4.03(e).
     “FRB” means the Board of Governors of the Federal Reserve System.
     “GAAP” has the meaning specified in Section 4.03(e).
     “Governmental Authority” or “Governmental Authorities” means any court, administrative agency or commission or other federal, state, local or foreign governmental authority, agency or instrumentality, including, but not limited to, the FDIC, the FRB and the IRS.
     “Hazardous Substances” has the meaning specified in Section 4.03(t).
     “Indebtedness” means, for either Company: (a) any obligations created, issued or incurred by such Company for borrowed money (whether by loan, the issuance or sale of debt securities, or the sale of property to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property from such Person); (b) any obligations of such Company to pay the deferred purchase or acquisition price of property or services, other than trade accounts payable or other current liabilities; (c) any indebtedness of another Person secured by an Encumbrance on the property of such Company, whether or not the respective indebtedness so secured has been assumed by such Company; (d) obligations of such Company in respect of letters of credit or similar instruments issued or accepted by banks and other financial institutions for account of such Company; (e) any indebtedness of such Company under any synthetic lease or other off-balance sheet financing arrangement; and (f) indebtedness of others guaranteed by such Company.
     “Indemnification Basket” has the meaning specified in Section 9.05.
     “Indemnification Ceiling” has the meaning specified in Section 9.05.
     “Indemnified Persons” has the meaning specified in Section 9.02.
     “Initial Cash Payment” has the meaning specified in Section 2.02.
     “Intellectual Property” means Copyrights, Patent Rights and Trademarks and all agreements, contracts, licenses, sublicenses, assignments and indemnities which relate or pertain to any of the foregoing.
     “IRS” has the meaning specified in Section 4.03(s)(ii).
     “Knowledge” has the meaning specified in Section 4.02.
     “Leased Real Property” has the meaning specified in Section 4.03(k).
     “Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.
     “Liability” means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.
     “Material Adverse Effect” means, with respect to RDSI or the Companies, any event, change, effect, development, circumstance or occurrence that, individually or together with any other event, change, effect, development, circumstance or occurrence, (a) is or is reasonably likely to be material and adverse to the financial position, results of operations, business, capitalization, assets (tangible or intangible), liabilities (accrued, contingent or otherwise), regulatory affairs, financial performance or prospects of RDSI or the Companies, respectively, or (b) materially impairs the ability of RDSI or the Shareholders to perform their respective obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Contemplated Transactions; provided, however, that Material Adverse Effect shall not be deemed to include the impact of actions or omissions of a party which have been waived by the other parties in accordance with the provisions hereof. In no event shall any of the following constitute a Material Adverse Effect: (i) any change resulting from conditions affecting the industry in which the Companies operate (and not specifically relating to the Companies) or from changes in general business or economic conditions; (ii) any change resulting from the announcement or pendency of any of the transactions contemplated by this

Agreement; or (iii) any change resulting from compliance by the Shareholders with the terms of this Agreement.
     “Noncompetition Agreements” has the meaning specified in Section 3.02(d).
     “Officers” has the meaning specified in Section 4.03(s)(i).
     “Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Authority or by any arbitrator.
     “Ordinary Course of Business” means an action taken by a Person if such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person.
     “Organizational Documents” means the articles or certificate of incorporation and the bylaws or code of regulations of a corporation, including any amendments thereto.
     “Patent Rights” means United States and foreign patents, patent applications, continuations, continuations-in-part, divisions, reissues, patent disclosures, inventions (whether or not patentable or reduced to practice) and improvements thereto.
     “PCBs” has the meaning specified in Section 4.03(t).
     “Pension Plan” has the meaning specified in Section 4.03(s)(ii).
     “Permitted Encumbrances” means: (a) liens for Taxes and other governmental charges and assessments arising in the Ordinary Course of Business which are not yet due and payable, and (b) liens of landlords and liens of carriers, warehousemen, mechanics and materialmen and other like liens arising in the Ordinary Course of Business for sums not yet due and payable.
     “Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Authority.
     “Pre-Closing Tax Period” has the meaning specified in Section 7.02(a).
     “Proceeding” means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative or investigative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.
     “Pro Rata Share” has the meaning specified in Section 2.02.
     “Purchase Price” has the meaning specified in Section 2.02.

     “RDSI” has the meaning specified in the first paragraph of this Agreement.
     “RDSI Disclosure Schedule” has the meaning specified in Section 4.01.
     “Recurring Revenue” means the gross revenue generated by the Companies net of any third party fees incurred in the Ordinary Course of Business (such as communication lines or other pass-through fees) with respect to the sale of services to customers, excluding any “set-up” or other one-time fees associated with establishing customers onto the Companies’ service.
     “Recurring Revenue Statement” has the meaning specified in Section 2.03(a).
     “Referral Agreements” has the meaning specified in Section 3.02(c).
     “Related Person” means, with respect to a particular individual: (a) each other member of such individual’s Family; (b) any Person in which such individual or members of such individual’s Family hold (individually or in the aggregate) a Material Interest; (c) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity); and (d) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family. With respect to a specified Person other than an individual, “Related Person” means: (i) any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person; (ii) any Person that holds a Material Interest in such specified Person; (iii) each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity); (iv) any Person in which such specified Person holds a Material Interest; (v) any Person with respect to which such specified Person serves as a general partner or trustee (or in a similar capacity); and (vi) any Related Person of any individual described in clause (i) or (ii). For purposes of this definition, (A) the “Family” of an individual includes (1) the individual, (2) the individual’s spouse, (3) any other natural person who is related to the individual or the individual’s spouse within the second degree, and (4) any other natural person who resides with such individual, and (B) “Material Interest” means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 10% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 10% of the outstanding equity securities or equity interests in a Person.
     “Representative” means with respect to a particular Person, any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.
     “Required Consents” mean the consents identified in Section 4.03(b)(ii) of the Shareholder Disclosure Schedule and in Section 4.04(b)(ii) of the RDSI Disclosure Schedule, as applicable.
     “Rurban” means Rurban Financial Corp., an Ohio corporation.

     “Securities Act” has the meaning specified in Section 4.03(s)(ii).
     “Shareholder” or “Shareholders” has the meaning specified in the first paragraph of this Agreement.
     “Shareholder Ancillary Agreements” means all contracts, instruments and documents being or to be executed and delivered by a Shareholder or a Related Person of a Shareholder under this Agreement or in connection herewith, including, without limitation, the Noncompetition Agreements, the Referral Agreement, the Shareholder Releases, the Escrow Agreement and the Disaster Recovery Agreement.
     “Shareholder Disclosure Schedules” has the meaning specified in Section 4.01(a).
     “Shareholder Releases” has the meaning specified in Section 3.02(b).
     “Shares” means, collectively, all of the issued and outstanding shares of capital stock of DCM Michigan and all of the issued and outstanding shares of capital stock of DCM Indiana.
     “Software” means computer software programs and software systems, including all databases, compilations, tool sets, compilers, higher level or “proprietary” languages, related documentation and materials, whether in source code, object code or human readable form.
     “Spin-Off” has the meaning specified in Section 5.10(a).
     “Spin-Off Taxes” has the meaning specified in Section 5.10(c).
     “Straddle Period” has the meaning specified in Section 7.02(a).
     “Target Recurring Revenue” has the meaning specified in Section 2.03(b).
     “Tax” means any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, franchise, profits, license, withholding on amounts paid to or by the Companies, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax.
     “Tax Return” means any report, return, declaration, statement or other information required to be supplied to a Governmental Authority in connection with Taxes.
     “Thompson” has the meaning specified in the first paragraph of this Agreement.

     “Trademarks” means United States, state and foreign trademarks, service marks, logos, trade dress and trade names (including all assumed or fictitious names under which either Company is conducting business or has within the previous five years conducted business), corporate names (including, with respect to each of the foregoing, all of the goodwill associated therewith), whether registered or unregistered, and pending applications to register the foregoing.
     “Trade Secrets” means confidential information, ideas, compositions, trade secrets, know-how, manufacturing and production processes and techniques, research information, drawings, specification, designs, plans, improvements, concepts, methods, processes, formulae, reports, data, customer and supplier lists, mailing lists, financial, business and marketing plans, or other proprietary information.
ARTICLE II
Purchase and Sale of Shares
     2.01 Purchase of Shares. On the terms and subject to the conditions of this Agreement, RDSI agrees to purchase from the Shareholders, and the Shareholders agree to sell, transfer, convey and deliver to RDSI free and clear of all Encumbrances, all of the Shareholders’ Shares at the Closing.
     2.02 Purchase Price. Subject to the terms and conditions of this Agreement, the aggregate purchase price (the “Purchase Price”) to be paid by RDSI to the Shareholders for the Shares shall consist of the following:
     (a) The excess, which shall be payable to the Shareholders at the Closing, of $7,000,000.00 over the sum of the following: (i) the amount of the Chan Bonus; (ii) the amount of any Indebtedness of the Companies on the Closing Date (including any Indebtedness to Related Persons of the Shareholders, which shall continue to be a liability of the Companies after the Closing Date to the extent not paid on the Closing Date), together with all interest, termination fees, pre-payment fees, filing fees and other costs and expenses chargeable to the Companies in connection with the pay off of such Indebtedness on the Closing Date, as set forth in pay off letters to be provided by the Shareholders to RDSI not less than five (5) business days prior to the Closing; (iii) the amount of the Spin-Off Taxes on the value of the Disaster Recovery Companies determined pursuant to Section 5.10; (iv) the outstanding balance, as of the Closing Date, of any indebtedness or other amount payable to the Companies by a Shareholder or any Related Person of a Shareholder; and (v) the Escrow Amount (such excess being the “Initial Cash Payment”);
     (b) The Escrow Amount, which shall be delivered to the escrow agent under the Escrow Agreement at the Closing; and
     (c) The Additional Cash Payment, which shall be payable, without interest, to the Shareholders within ten (10) days following the final determination of such Additional Cash Payment pursuant to Section 2.03.

     The Purchase Price shall be paid to the Shareholders based on the following percentages: Thompson — 88% and Church — 12% (each Shareholder’s “Pro Rata Share”). RDSI shall pay to each Shareholder, at the Closing or when otherwise due and payable pursuant to this Section 2.02, an amount equal to the product of (i) such Shareholder’s Pro Rata Share and (ii) the amount of the Initial Cash Payment or Additional Cash Payment, as applicable. Such amount shall be payable by wire transfer in accordance with written instructions delivered to RDSI by such Shareholder at or prior to the Closing Date or the date when the Additional Cash Payment is due, as applicable. In the absence of such written wire instructions, RDSI shall deliver to such Shareholder a cashiers or certified check payable to the order of such Shareholder.
     The parties agree that the Purchase Price shall be allocated pursuant to the schedule attached hereto as Exhibit 2.02. Each of the parties hereby covenants and agrees that such party will not take a position on any federal, state, local or foreign Tax Return, before any Governmental Authority charged with the collection of any Tax, or in any Proceeding, that is in any way inconsistent with the Purchase Price allocation set forth in Exhibit 2.02.
     2.03 Determination of Additional Cash Payment.
     (a) On or before July 30, 2007, RDSI shall prepare and deliver to the Shareholders a statement (the “Recurring Revenue Statement”) setting forth (a) the aggregate Recurring Revenue of the Companies for the month ended May 31, 2007, (b) the aggregate Recurring Revenue of the Companies for the month ended June 30, 2007, and (c) the average monthly Recurring Revenue for the Companies for the months ended May 31 and June 30, 2007 (calculated by averaging the amounts in (a) and (b)) (the “Average Recurring Revenue”). If, within thirty (30) days after the delivery of the Recurring Revenue Statement (the “Audit Period”), the Shareholders dispute any item(s) or amount(s) on such Recurring Revenue Statement, the Shareholders shall give RDSI written notice of such disagreement prior to the end of the Audit Period, which notice shall specifically identify the item(s) and amount(s) in dispute and the basis for such dispute. During the Audit Period and subject to the prior execution by the Shareholders of a confidentiality agreement in the form attached hereto as Exhibit 2.03 (the “Confidentiality Agreement”), RDSI shall deliver to the Shareholders any workpapers and other documents and information that the Shareholders may reasonably request, and shall permit the Shareholders and their Representatives reasonable access to the records of the Companies, to enable the Shareholders to verify the accuracy of the items and amounts set forth in the Recurring Revenue Statement. RDSI and the Shareholders shall use commercially reasonable efforts to reach agreement with respect to all disputed items and amounts within fifteen (15) days following the delivery of the notice of dispute by the Shareholders, or such longer period as may be agreed upon by such parties. If such parties are unable to reach agreement on all disputed items and amounts within such period, all items and amounts that remain in dispute shall be submitted to an arbitrator jointly selected by RDSI and the Shareholders for resolution. The determination of the arbitrator with respect to such disputed items and amounts shall be final and binding on RDSI and the Shareholders. RDSI and the Shareholders shall request the arbitrator to make his determination within thirty (30) days of the arbitrator’s engagement. The cost of the arbitrator shall be split by RDSI (50%) and the Shareholders (50%).

     (b) If the Average Recurring Revenue of the Companies, as finally determined pursuant to Section 2.03(a) above, equals or exceeds $247,420 (the “Target Recurring Revenue”), RDSI shall pay to the Shareholders $250,000.00 (the “Additional Cash Payment”) in accordance with Section 2.02(c). If the Average Recurring Revenue of the Companies, as finally determined pursuant to Section 2.03(a) above, does not equal or exceed the Target Recurring Revenue, RDSI shall not be required to make any additional payment to the Shareholders pursuant to Section 2.02(c) or this Section 2.03 (i.e., the Additional Cash Payment shall be zero).
ARTICLE III
Closing
     3.01 Closing. The closing (the “Closing”) of the Contemplated Transactions shall take place (a) at the offices of RDSI, 7622 SR 66N, Defiance, Ohio 43512, commencing at 10:00 a.m., local time, on such business day as RDSI may elect, which date shall not be less than seven (7) nor more than sixty (60) calendar days after the last of the conditions set forth in Article VIII shall have been satisfied or waived in accordance with the terms of this Agreement (excluding conditions that, by their terms, cannot be satisfied until the Closing Date), provided that no such election shall cause the Closing Date to fall after the date specified in Section 10.01(c) hereof or after the date or dates on which any Governmental Authority approval or any extension thereof expires), or (b) at such other time and place as the parties may mutually agree. The parties agree that the Closing of the Contemplated Transactions shall be effective as of the Effective Time.
     3.02 Closing Deliveries Required by the Shareholders. At the Closing, the Shareholders shall deliver or cause to be delivered to RDSI the following:
     (a) valid share certificates evidencing all of the Shares owned of record by the Shareholders, duly endorsed in blank or with separate stock powers duly endorsed in blank attached;
     (b) a shareholder release in the form of Exhibit 3.02(b), executed by each of the Shareholders (collectively, the “Shareholder Releases”);
     (c) a referral agreement in the form of Exhibit 3.02(c), executed by each of the Disaster Recovery Companies (collectively, the “Referral Agreements”);
     (d) a noncompetition, nonsolicitation and nondisclosure agreement in the form of Exhibit 3.02(d), executed by Edward Chan and each of the Shareholders (collectively, the “Noncompetition Agreements”);
     (e) the certificates of the Shareholders contemplated by Section 8.01(a) and (b) of this Agreement;
     (f) good standing certificates for DCM Michigan issued by the Secretary of State of Michigan and by the Secretary of State (or comparable state authority) of each other state in which DCM Michigan is qualified to do business, which good standing certificates shall be dated not more than five (5) days prior to the Closing Date;
     (g) good standing certificates for DCM Indiana issued by the Secretary of State of Indiana and by the Secretary of State (or comparable state authority) of each other state in which DCM Indiana is qualified to do business, which good standing certificates shall be dated not more than five (5) days prior to the Closing Date;
     (h) an escrow agreement in the form of Exhibit 3.02(h), executed by the Shareholders (the “Escrow Agreement”);
     (i) an opinion of the Shareholders’ legal counsel, dated the Closing Date, in the form of Exhibit 3.02(i);
     (j) a statement in the form of Exhibit 3.02(j), issued by each Shareholder pursuant to Section 1.1445-2(b) of the Treasury Department regulations promulgated under the Code, certifying that the Shareholders are not foreign persons as of the Closing Date;
     (k) written resignations of all of the directors and officers of the Companies effective as of the Closing;
     (l) a disaster recovery service agreement in the form of Exhibit 3.02(l), executed by the Disaster Recovery Companies (the “Disaster Recovery Agreement”);
     (m) the Confidentiality Agreement executed be each of the Shareholders;
     (n) a copy of the Articles of Incorporation of DCM Michigan, including all amendments thereto, certified by the Secretary of State of Michigan as of a date not more than five (5) days prior to the Closing Date;
     (o) a copy of the Articles of Incorporation of DCM Indiana, including all amendments thereto, certified by the Secretary of State of Indiana as of a date not more than five (5) days prior to the Closing Date;
     (p) a copy of the Bylaws of DCM Michigan, including all amendments thereto, certified by the Secretary of DCM Michigan as being complete and correct as of the Closing Date;
     (q) a copy of the Bylaws of DCM Indiana, including all amendments thereto, certified by the Secretary of DCM Indiana as being complete and correct as of the Closing Date;
     (r) a release agreement, in the form of Exhibit 3.02(r), executed by Edward Chan and Molly Lock Chan;
     (s) the original minute books of the Companies; and

     (t) such other documents as RDSI may reasonably request for the purpose of evidencing the accuracy of any of the Shareholders’ representations and warranties or otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.
     3.03 Closing Deliveries Required by RDSI. At the Closing, RDSI shall deliver or cause to be delivered to the Shareholders (or other specified party) the following:
     (a) payment of the Initial Cash Payment to the Shareholders in accordance with Section 2.02;
     (b) the Escrow Agreement, executed by RDSI and the escrow agent, together with the delivery of the Escrow Amount to the escrow agent thereunder, by wire transfer to an account specified by the escrow agent;
     (c) the Noncompetition Agreements, executed by RDSI;
     (d) the Referral Agreement, executed by RDSI;
     (e) the Disaster Recovery Agreement, executed by RDSI;
     (f) the certificates of RDSI contemplated by Section 8.02(a) and (b) of this Agreement;
     (g) an opinion of RDSI’s legal counsel, dated the Closing Date, in the form of Exhibit 3.03(g);
     (h) the Confidentiality Agreement executed by RDSI; and
     (i) such other documents as the Shareholders may reasonably request for the purpose of evidencing the accuracy of any of RDSI’s representations and warranties or otherwise facilitating the consummation or performance of any of the transactions contemplated by this Agreement.
ARTICLE IV
Representations and Warranties
     4.01 Disclosure Schedules. On or prior to the date of this Agreement, RDSI has delivered to the Company a schedule (the “RDSI Disclosure Schedule”), and the Shareholders have delivered to RDSI a schedule (the “Shareholder Disclosure Schedule”), setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 4.03 or 4.04 or to one or more of the covenants contained in Article V or VI. Disclosure in any section of the Shareholder Disclosure Schedule or the RDSI Disclosure Schedule, as appropriate, of any facts or circumstances shall be deemed to be adequate response and disclosure of such facts or circumstances with respect to representations or warranties of another section of the Agreement calling for disclosure of such information, whether or not such disclosure is specifically associated with or purports to respond to one or more or all of such representations or warranties, (a) if the description of such matter contains sufficient facts to make the relevance of such matter to such other section of the Agreement readily apparent on its face, or (b) if a specific cross reference is made to such other section of the Agreement in the corresponding section of the RDSI Disclosure Schedule or the RDSI Disclosure Schedule, as appropriate. The Shareholders’ representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached as a result of effects arising solely from actions taken in compliance with a written request of RDSI.
     4.02 Standard. For purposes of this Agreement, “Knowledge” shall mean, with respect to RDSI, Knowledge of its President or its Chief Executive Officer; and with respect to the Shareholders, Knowledge of either of the Shareholders; and an individual will be deemed to have “Knowledge” of a particular fact or other matter if (a) such individual is actually aware of such fact or other matter or (b) a prudent individual would be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.
     4.03 Representations and Warranties of the Shareholders. Subject to Sections 4.01 and 4.02 and except as disclosed in a Section of the Shareholder Disclosure Schedule corresponding to the relevant Section below, the Shareholders hereby jointly and severally (subject to Section 9.11) represent and warrant to RDSI as follows:
     (a) Organization and Qualification; Directors and Officers; Minute Books.
          (i) DCM Michigan is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan and is qualified as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary. Section 4.03(a)(i) of the Shareholder Disclosure Schedule sets forth each jurisdiction in which DCM Michigan is qualified to transact business as a foreign corporation. DCM Michigan has full corporate power and authority to conduct its business as it is now being conducted.
          (ii) DCM Indiana is a corporation duly organized, validly existing, and in good standing under the laws of the State of Indiana and is qualified as a foreign corporation and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary. Section 4.03(a)(ii) of the Shareholder Disclosure Schedule sets forth each jurisdiction in which DCM Indiana is qualified to transact business as a foreign corporation. DCM Indiana has full corporate power and authority to conduct its business as it is now being conducted.
          (iii) Neither of the Companies has any subsidiaries or owns any equity interest in any other Person.

          (iv) Complete and correct copies of the Organizational Documents of each Company as of the date hereof have been previously delivered to RDSI.
          (v) The minute books of the Companies, including the shareholder records and the minutes of meetings of, and actions taken in writing by, the shareholders and the directors contained therein, are complete and correct in all respects.
     (b) Authority; No Conflict.
          (i) Each Shareholder has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and each Shareholder Ancillary Agreement to which it is a party. This Agreement and each Shareholder Ancillary Agreement constitutes the valid and legally binding obligation of each Shareholder who is a party thereto, enforceable against each such Shareholder in accordance with its terms and conditions.
          (ii) Except as set forth in Section 4.03(b)(ii) of the Shareholder Disclosure Schedule, neither the execution and delivery of this Agreement or any of the Shareholder Ancillary Agreements, nor the consummation or performance of this Agreement, any of the Shareholder Ancillary Agreements, or any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (A) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of any Company or any Legal Requirement or Order to which any Company, any Shareholder, or any of the assets owned or used by any Company may be subject, provided that the Shareholders express no warranty with respect to the obligations of RDSI or Rurban as a result of the transactions set forth in this Agreement; (B) contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any material note, bond, mortgage, indenture, deed of trust, license, lease, Governmental Authorization, agreement or other instrument or obligation to which any Company, any Shareholder, or any of the assets owned or used by any Company may be subject; or (C) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by any Company. Except as set forth in Section 4.03(b)(ii) of the Shareholder Disclosure Schedule, neither the Companies nor the Shareholders will be required to give any notice to or obtain any consent or approval from any Person (including from any Governmental Authority) in connection with the execution and delivery of this Agreement or the Shareholder Ancillary Agreements or the consummation or performance of any of the Contemplated Transactions, provided that the Shareholders express no warranty with respect to the obligations of RDSI or Rurban as a result of the transactions set forth in this Agreement.
     (c) Capitalization and Title to Shares; Directors and Officers.
          (i) The authorized capital stock of DCM Michigan consists solely of 50,000 shares of common stock, par value $1.00 per share, of which 124 shares are issued and outstanding.

          (ii) The authorized capital stock of DCM Indiana consists solely of 1,000 shares of common stock, without par value, of which 100 shares are issued and outstanding.
          (iii) All of the issued and outstanding Shares have been validly issued, are fully paid and nonassessable and are owned of record and beneficially by the Shareholders as set forth in Section 4.03(c)(iii) of the Shareholder Disclosure Schedule, free and clear of all Encumbrances.
          (iv) There are no outstanding subscriptions, options, warrants, calls, rights (including unsatisfied preemptive rights), convertible securities, obligations to make capital contributions or advances, or voting trust arrangements, proxies, stockholders’ agreements or other agreements, commitments or understandings of any character relating to the issued or unissued capital stock of any Company or securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of such capital stock, or otherwise obligating a Shareholder or any Company to issue, transfer or sell any of such capital stock or such other securities. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights with respect to any Company or its securities.
          (v) Upon the endorsement and delivery of the certificates evidencing the Shares held of record by the Shareholders to RDSI at the Closing, RDSI shall receive good and valid title to such Shares free and clear of all Encumbrances.
          (vi) Section 4.03(c)(vi) of the Shareholder Disclosure Schedule sets forth a correct and complete list of the directors and officers of DCM Michigan and DCM Indiana as of the date hereof.
     (d) Title to Assets. Each Company has good and marketable title to, or a valid leasehold interest in, the real and personal property and other assets used by it in the conduct of its business, free and clear of all Encumbrances other than Permitted Encumbrances.
     (e) Financial Statements. The Shareholders have provided to RDSI (i) the financial statements (including balance sheets, statements of cash flows, statements of stockholders’ equity and statements of income) of DCM Indiana as of and for the fiscal years ended December 31, 2005 and 2004, which financial statements were reviewed for the fiscal year ended December 31, 2005 and compiled for the fiscal year ended December 31, 2004, (ii) a balance sheet and statement of income of DCM Indiana as of and for the three-month period ended March 31, 2006, (iii) the financial statements (including balance sheets, statements of cash flows, statements of stockholders’ equity and statements of income) of DCM Michigan as of and for the fiscal years ended January 31, 2006 and 2005, which financial statements were reviewed for the fiscal year ended January 31, 2006 and compiled for the fiscal year ended January 31, 2005, and (iv) a balance sheet and statement of income of DCM Michigan as of and for the two-month period ended March 31, 2006 (collectively, the “Financial Statements”). Except as set forth in Section 4.03(e) of the Shareholder Disclosure Schedule, the Financial Statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis throughout the periods covered thereby, present fairly in all material respects the financial condition of the Companies as of such dates and the results of operations for such periods and are consistent in all material respects with the books and records of the Companies (which books and records are correct and complete in all material respects). In addition, the Shareholders have delivered to RDSI pro forma financial statements separately identifying the two business segments (check processing services and disaster recovery services) that consolidate into the reviewed financial statements.
     (f) Absence of Undisclosed Liabilities; Indebtedness.
          (i) Neither of the Companies has any Liability, except for (a) Liabilities set forth on the face of the Financial Statements and (b) Liabilities which have arisen after March 31, 2006 in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of any Legal Requirement).
          (ii) Except as set forth in Section 4.03(f)(ii) of the Shareholder Disclosure Schedule, neither of the Companies has any Indebtedness.
     (g) Subsequent Events. Except as set forth in Section 4.03(g) of the Shareholder Disclosure Schedule, since March 31, 2006, the Companies have conducted their businesses only in the Ordinary Course of Business and there has not been any:
          (i) change in either Company’s authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of any Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by either Company of any shares of any such capital stock;
          (ii) declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;
          (iii) amendment to the Organizational Documents of either Company;
          (iv) payment or increase by either Company of any bonuses, salaries, or other compensation to any shareholder, director, officer, or employee other than the payment of salaries and compensation in the Ordinary Course of Business, or entry into or amendment of any employment, severance, or similar contract with any shareholder, director, officer, or employee;
          (v) adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of either Company;
          (vi) material damage to or destruction or loss of any material asset or property of either Company, whether or not covered by insurance;

          (vii) entry into, termination of, or receipt of notice of termination of (A) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (B) any contract or transaction involving a total remaining commitment by either Company of at least $5,000;
          (viii) sale (other than sales of inventory in the Ordinary Course of Business), lease, or other disposition of any material asset or property of either Company or mortgage, pledge, or imposition of any Encumbrance on any asset or property of either Company, including the sale, lease, or other disposition of any Intellectual Property;
          (ix) cancellation, compromise, waiver, or release of any material claims or rights by either Company;
          (x) capital expenditure (or series of related capital expenditures) by the Companies involving more than $5,000;
          (xi) delay or postponement by either Company of the payment of any accounts payable or other liability, other than any delay or postponement resulting from a Company’s good faith dispute as to the validity or amount of such accounts payable or other liability;
          (xii) material change in the accounting methods used by either Company; or
          (xiii) agreement, whether oral or written, by either Company to do any of the foregoing.
     (h) Compliance with Legal Requirements; Governmental Authorizations. Each of the Companies is and has been in compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets, except where the failure to comply would not have a Material Adverse Effect, and neither of the Companies has received any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding any actual or alleged violation of, or failure to comply with, any Legal Requirement. Section 4.03(h) of the Shareholder Disclosure Schedule contains a complete and accurate list of each Governmental Authorization that is held by the Companies or that otherwise relates to the business of, or to any of the assets owned or used by the Companies. Each Governmental Authorization listed or required to be listed in Section 4.03(h) of the Shareholder Disclosure Schedule is valid and in full force and effect.
     (i) Legal Proceedings; Orders. There is no pending Proceeding that has been commenced by or against either Company. To the Knowledge of the Shareholders, no such Proceeding has been threatened. There is no Order to which either Company, or any of the assets owned or used by either Company, is subject, and no officer, director, agent, or employee of either Company is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of either Company.

     (j) Taxes. Except as set forth in Section 4.03(j) of the Shareholder Disclosure Schedule: (i) all Tax Returns required to be filed with any Governmental Authority on or before the Closing Date by or on behalf of the Companies have been filed when due (taking into account extensions) in accordance with all applicable Legal Requirements; (ii) all such Tax Returns are true, correct and complete in all material respects; (iii) the Companies have timely paid all Taxes due and payable, whether or not shown as due on such Tax Returns; (iv) except for such Taxes payable with respect to such periods arising in the Ordinary Course of Business after March 31, 2006, the Companies have paid or made provision for all Taxes payable by the Companies for any Pre-Closing Tax Period for which no Tax Return has yet been filed and for the elapsed portion of any Straddle Portion; (v) there is no claim or Proceeding now proposed in writing or pending against or with respect to the Companies in respect of any Tax; (vi) the Companies have delivered to RDSI correct and complete copies of all federal, state and local income Tax Returns of the Companies requested by RDSI or its Representatives; (vii) the Companies have not waived or extended any statute of limitations with respect to a Tax audit, examination, assessment or deficiency, in each case, which shall not have expired on or prior to the Closing Date; (viii) the Companies have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party; (ix) no Company has ever been a member of a combined, consolidated or unitary group for any Tax purpose; (x) the Companies have disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6662 of the Code; and (xi) the Companies have not made any payments, nor is any Company obligated to make any payments or a party to any agreement that could obligate it to make any payments, that may be treated as an “excess parachute payment” under Section 280G of the Code.
     (k) Real Property.
          (i) No real property is owned by the Companies.
          (ii) Section 4.03(k)(ii) of the Shareholder Disclosure Schedule sets forth a list and brief description of each lease (showing the parties thereto, monthly rental, expiration date, renewal, and the location of the real property covered by such lease or other agreement) under which each Company is lessee or sublessee of, or holds, uses or operates, any real property (the “Leased Real Property”). With respect to each such real property lease, all facilities leased or subleased thereunder have received all Governmental Authorizations required in connection with the operation thereof, except where the failure to obtain such Governmental Authorization would not have a Material Adverse Effect, and have been operated and maintained in material compliance with all Legal Requirements (including all Legal Requirements relating to zoning).
          (iii) To the Knowledge of Shareholders, neither the whole nor any part of any Leased Real Property is subject to any Proceeding for condemnation, eminent domain or other taking by any public authority, and no such condemnation or other taking is threatened.

     (l) Intellectual Property.
          (i) Section 4.03(l)(i) of the Shareholder Disclosure Schedule contains (A) a list and description (showing in each case any product, device, process, service, business or publication covered thereby, the registered or other owner, expiration date and number, if any) of all Copyrights, Patent Rights and Trademarks owned by, licensed to or used by the Companies, and (B) a list and description (showing in each case any owner, licensor or licensee) of all Software owned by, licensed to or used by the Companies, except Software licensed to the Companies that is available in consumer retail stores and subject to “shrink-wrap” license agreements. The Shareholders have delivered to RDSI a copy of each agreement, contract, license, sublicense and assignment which relates to any Copyrights, Patent Rights, Trademarks or Software listed in Section 4.03(l)(i) of the Shareholder Disclosure Schedule.
          (ii) Except as disclosed in Section 4.03(l)(ii) of the Shareholder Disclosure Schedule: (A) the Companies either (1) own the entire right, title and interest in and to the Intellectual Property and Software used in the business of the Companies, free and clear of any Encumbrance of any Shareholder, employee, consultant, or contractor of the Companies, or of any other Person, or (2) use the Intellectual Property pursuant to a valid and enforceable license, sublicense, or other agreement with a third party; (B) to the Knowledge of the Shareholders, no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any of the Companies’ rights with respect to the Intellectual Property and Software owned by the Companies; (C) no infringement of any Intellectual Property, Trade Secrets or Software of any other Person has occurred or results in any way from the operations, activities, products, software, equipment, machinery or processes used in the business of the Companies; (D) no claim of any infringement of any Intellectual Property, Trade Secrets or Software of any other Person has been made or asserted in respect of the operations of the business of the Companies; (E) no claim of invalidity of any Intellectual Property has been made; and (F) no Proceedings are pending or threatened which challenge the validity, ownership or use of any Intellectual Property, Trade Secrets or Software of the Companies.
     (m) Condition and Sufficiency of Assets. To the Knowledge of the Shareholders, the buildings, plants, structures, and equipment owned or leased by the Companies are structurally sound, in good operating condition and repair, and adequate for the uses to which they are being put, and none of such buildings, plants, structures, or equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.
     (n) Contracts.
          (i) Section 4.03(n)(i) of the Shareholder Disclosure Schedule contains a complete and accurate list, and the Shareholders have delivered to RDSI true and complete copies, of the following:
               (A) each contract that involves performance of services or delivery of goods by one or more of the Companies of an amount in excess of $10,000;

               (B) each contract that involves performance of services or delivery of goods to one or more of the Companies of an amount in excess of $10,000;
               (C) each contract that was not entered into in the Ordinary Course of Business and that involves expenditures or receipts of one or more Companies in excess of $5,000;
               (D) each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other contract affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real or personal property (except personal property leases and installment and conditional sales agreements having a value per item or aggregate payments of less than $500 and with terms of less than one year) of a Company;
               (E) each licensing agreement or other contract with respect to Intellectual Property used by a Company, including agreements with current or former employees, consultants, or contractors regarding the assignment, appropriation or non-disclosure of any such Intellectual Property;
               (F) each joint venture, partnership and other contract (however named) involving a sharing of profits, losses, costs, or liabilities by any Company with any other Person;
               (G) each contract containing covenants that in any way purport to restrict the business activity of either Company or any affiliate of a Company or limit the freedom of either Company or any affiliate of a Company to engage in any line of business or to compete with any Person;
               (H) each contract providing for commissions or other payments to or by any Person based on sales, revenues or profits of a Company;
               (I) each power of attorney granted by either Company that is currently effective and outstanding;
               (J) each contract for capital expenditures in excess of $5,000 to which a Company is a party;
               (K) each written warranty, guaranty, or other similar undertaking with respect to contractual performance extended by either Company other than in the Ordinary Course of Business; and
               (L) each amendment, supplement, and modification (whether oral or written) in respect of any of the foregoing.
          (ii) Except as set forth in Section 4.03(n)(ii) of the Shareholder Disclosure Schedule, each contract identified or required to be identified in Section 4.03(n)(i) of the

Shareholder Disclosure Schedule is in full force and effect and is valid and enforceable in accordance with its terms;
          (iii) Except as set forth in Section 4.03(n)(iii) of the Shareholder Disclosure Schedule: (A) no officer, director, shareholder or Related Person of either of the Companies has or may acquire any rights under any Applicable Contract that relates to the business of, or any of the assets owned or used by, the Companies; and (B) no officer, director, or employee of the Companies is bound by any contract that purports to limit the ability of such officer, director, or employee, to (1) engage in or continue any conduct, activity, or practice relating to the business of the Companies, or (2) assign to the Companies or to any other Person any rights to any invention, improvement, or discovery;
          (iv) Except as set forth in Section 4.03(n)(iv) of the Shareholder Disclosure Schedule: (A) each Company is, and at all times since January 1, 2006 has been, in compliance with all applicable terms and requirements of each contract under which such Company has any right, obligation or liability or by which such Company or any of the assets owned or used by such Company is bound (each, an “Applicable Contract”), except where the failure to comply would not give rise to any right of termination of the Applicable Contract or claim for material damages; (B) to the Knowledge of Shareholders, each other Person that has or had any obligation or liability under any Applicable Contract is, and at all times since January 1, 2006 has been, in material compliance with all applicable terms and requirements of such contract; (C) to the Knowledge of the Shareholders, no event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with, or result in a violation or breach of, or give any Company or other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; (D) neither Company has given to or received from any other Person, at any time since January 1, 2006, any written notice or, to the Knowledge of the Shareholders, oral notice regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Applicable Contract; and (E) there are no renegotiations of, attempts to renegotiate, or outstanding rights to renegotiate any material amounts paid or payable to either Company under any Applicable Contract with any Person.
     (o) Receivables. All receivables of the Companies (including notes receivable and accounts receivable) are reflected properly on their books and records, are valid receivables subject to no setoffs or counterclaims, are current and collectible, subject only to the reserve for bad debts set forth on the face of the most recent Financial Statements as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Companies.
     (p) Bank Accounts; Powers of Attorney. Section 4.03(p) of the Shareholder Disclosure Schedule contains a complete and accurate list of all bank accounts and safe deposit boxes of the Companies and all Persons who are signatories thereunder or who have access thereto. There are no outstanding powers of attorney executed on behalf of any Company.

     (q) Insurance. Section 4.03(q) of the Shareholder Disclosure Schedule contains a summary of all policies of insurance currently maintained by the Companies and any self-insurance arrangement by or affecting the Companies (including any reserves established thereunder). The Companies have paid all premiums due, and have otherwise performed all of their respective obligations, under each insurance policy and all claims thereunder have been filed in due and timely fashion. Section 4.03(q) of the Shareholder Disclosure Schedule sets forth, by year, for the current policy year and each of the two (2) preceding policy years: (A) a summary of the loss experience under each policy; (B) a description of each claim under each policy (including the name of the claimant, the amount of the claim, and a brief description of the claim); and (C) a statement describing the loss experience for all claims that were self-insured, including the number and aggregate cost of such claims.
     (r) Employee Matters.
          (i) Section 4.03(r)(i) of the Shareholder Disclosure Schedule contains a complete and accurate list of each employee of each Company and, with respect to each employee, the following: name; job title; current compensation paid or payable and any change in compensation since January 1, 2006; vacation accrued; and length of service.
          (ii) No work stoppage involving either Company is pending or, to Knowledge of Shareholders, threatened. Neither Company is involved in or, to the Knowledge of Shareholders, threatened with or affected by, any labor dispute, arbitration, lawsuit or administrative proceeding involving the employees of either Company. The employees of the Companies are not represented by any labor union nor are any collective bargaining agreements otherwise in effect with respect to such employees, and to the Shareholders’ Knowledge, there have been no efforts to unionize or organize any employees of either Company during the past five years.
     (s) Employee Benefit Plans.
          (i) Section 4.03(s)(i) of the Shareholder Disclosure Schedule contains a complete and accurate list of all bonus, incentive, deferred compensation, pension (including, without limitation, Pension Plans, as defined below), retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, phantom stock, restricted stock, stock option, severance, welfare (including, without limitation, “welfare plans” within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements maintained or contributed to (currently or within the last six years) by (A) either Company or in which any employee or former employee (the “Employees”), consultant or former consultant (the “Consultants”), officer or former officer (the “Officers”), or director or former director (the “Directors”) of either Company participates or to which any such Employees, Consultants, Officers or Directors are parties or (B) any ERISA Affiliate (as defined below) (collectively, the “Compensation and Benefit Plans”). Neither of the Companies has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan, nor will either Company make discretionary contributions to a Compensation or Benefit Plan during the 2006 calendar year (prior to the Effective Time) in excess of the amounts contributed for the 2005 calendar year to such plan, except to the extent required by law or as contemplated by this Agreement.
          (ii) (A) Each Compensation and Benefit Plan has been operated and administered in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Age Discrimination in Employment Act, or any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made; (b) each Compensation and Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code has been amended, or amended and restated, to meet the qualification requirements set forth in Section 401(a) of the Code and applicable guidance thereunder not later than by the date or dates specified by the Internal Revenue Service (the “IRS”); (C) there is no material pending or, to the Knowledge of the Shareholders, threatened, legal action, suit or claim relating to the Compensation and Benefit Plans other than routine claims for benefits thereunder; and (D) neither of the Companies has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject either Company to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.
          (iii) (A) None of the Companies or any entity which is considered one employer with either Company under Section 4001(a)(14) of ERISA or Section 414(b), (c) or (m) of the Code (an “ERISA Affiliate”), has ever sponsored, maintained or been obligated to contribute to any Pension Plan subject to either Title IV of ERISA or the funding requirements of Section 412 of the Code; (B) none of the Companies or any ERISA Affiliate has contributed, or has been obligated to contribute, to either a multiemployer plan under Subtitle E of Title IV of ERISA (as defined in ERISA Sections 3(37)(A) and 4001(a)(3)) at any time since September 26, 1980, or a multiple employer plan (as defined in Section 413 of the Code); and (C) there is no pending investigation or enforcement action by the PBGC, the Department of Labor (the “DOL”), the IRS or any other Governmental Authority with respect to any Compensation and Benefit Plan.
          (iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which either Company is a party have been timely made or have been reflected on the Financial Statements.
          (v) Neither Company has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code.

          (vi) With respect to each Compensation and Benefit Plan, if applicable, the Shareholders have provided or made available to RDSI, true and complete copies of: (A) Compensation and Benefit Plan documents and all amendments thereto; (B) trust instruments and insurance contracts; (C) the most recent annual returns (Forms 5500) and financial statements; (D) the most recent summary plan descriptions; (E) the most recent determination letter issued by the IRS; and (F) any Form 5310, Form 5310A, Form 5300 or Form 5330 filed within the past year with the IRS.
          (vii) Except as disclosed in Section 4.03(s)(vii) of the Shareholder Disclosure Schedule, the consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), reasonably be expected to (A) entitle any Employee, Officer, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan, or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.
     (t) Environmental Matters. Except as otherwise disclosed in Section 4.03(t) of the Shareholder Disclosure Schedule: (i) each of the Companies is and has been at all times in material compliance with all applicable Environmental Laws and neither Company has engaged in any activity in violation of any applicable Environmental Law; (ii) no investigations, inquiries, orders, hearings, actions or other proceedings by or before any court or Governmental Authority are pending or, to the Knowledge of the Shareholders, have been threatened in writing in connection with any activities of the Companies, (iii) to the Knowledge of the Shareholders, no claims are pending or have been threatened by any third party against the Companies relating to damage, contribution, cost recovery, compensation, loss, injunctive relief, remediation or injury resulting from any Hazardous Substance which have not been resolved to the satisfaction of the parties involved; (iv) to the Knowledge of the Shareholders, there have been no releases or threatened releases of Hazardous Substances at either of the Companies’ leased real properties or improvements thereon or any component thereof in violation of any Environmental Law; and (v) the Shareholders do not have Knowledge that (A) either of the Companies’ leased real properties or improvements thereon has been used for the treatment, storage or disposal of Hazardous Substances or has been contaminated by Hazardous Substances, (B) any of the business operations of the Companies have contaminated lands, waters or other property of others with Hazardous Substances, or (C) either of the Companies’ leased real properties or improvements thereon have in the past or presently contain underground storage tanks, friable asbestos containing materials or PCB-containing equipment in violation of Environmental Law.
          For purposes of this Agreement, (i) “Environmental Law” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”); the Solid Waste Disposal Act, as amended; the Hazardous Materials Transportation Act, as amended; the Toxic Substances Control Act, as amended; the Federal Water Pollution Control Act, as amended; the Safe Drinking Water Act, as amended; the Clean Air Act, as amended; the Occupational Safety and Health Act of 1970, as amended; the regulations promulgated thereunder, and any other federal, state, county, municipal, local or other statute, law, ordinance or regulation which may relate to or deal with human health or the environment, as of the date of this Agreement, and (ii) “Hazardous Substances” means, at any time: (A) any “hazardous substance” as defined in §101(14) of CERCLA or regulations promulgated thereunder; (B) any “solid waste,” “hazardous waste,” or “infectious waste,” as such terms are defined in any other Environmental Law as of the date of this Agreement; and (C) friable asbestos, urea-formaldehyde, polychlorinated biphenyls (“PCBs”), nuclear fuel or material, chemical waste, radioactive material, explosives, petroleum products and by-products, and other dangerous, toxic or hazardous pollutants, contaminants, chemicals, materials or substances regulated by any Environmental Law.
     (u) Brokers’ Fees. Except for fees paid or payable to Greg Williams, there are no fees or commissions of any sort whatsoever claimed by, or payable by either Company or either Shareholder to, any broker, finder, intermediary attorney, accountant or any other similar person in connection with effecting this Agreement, the Shareholder Ancillary Agreements or the Contemplated Transactions, except for ordinary and customary legal and accounting fees. The Shareholders shall be responsible for the payment of all fees to Greg Williams, and neither RDSI nor the Companies shall be liable for the payment of any such fees.
     4.04 Representations and Warranties of RDSI. Subject to Sections 4.01 and 4.02 and except as disclosed in a Section of RDSI Disclosure Schedule corresponding to the relevant Section below, RDSI hereby represents and warrants to the Shareholders as follows:
     (a) Organization and Good Standing. RDSI is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio. RDSI has full corporate power and authority to conduct its business as it is now being conducted.
     (b) Authority; No Conflict.
          (i) RDSI has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of RDSI, enforceable against RDSI in accordance with its terms and conditions.
          (ii) Except as set forth in Section 4.04(b)(ii) of the RDSI Disclosure Schedule, neither the execution and delivery of this Agreement or any of the Shareholder Ancillary Agreements, nor the consummation or performance of this Agreement, any of the Shareholder Ancillary Agreements, or any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (A) contravene, conflict with, or result in a violation of any provision of the Organizational Documents of RDSI; (B) contravene, conflict with, or result in a violation of any Legal Requirement or any Order to which RDSI may be subject; (C) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by RDSI. Except as set forth in the RDSI Disclosure Schedule, RDSI is not or will not be required to give any notice to or obtain any consent or approval from any Person (including from any Governmental Authority) in connection with the execution and delivery of this Agreement or the Shareholder Ancillary Agreements, or the consummation or performance of any of the Contemplated Transactions.
     (c) Certain Proceedings. There is no pending Proceeding that has been commenced against RDSI and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To RDSI’s Knowledge, no such Proceeding has been threatened, and no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.
     (d) Brokers’ Fees. Except for fees paid or payable to Ryan Beck & Co., there are no fees or commissions of any sort whatsoever claimed by, or payable by RDSI to, any broker, finder, intermediary attorney, accountant or any other similar person in connection with effecting this Agreement, the Shareholder Ancillary Agreements or the Contemplated Transactions, except for ordinary and customary legal and accounting fees. RDSI shall be responsible for the payment of all fees to Ryan Beck & Co., and neither of the Shareholders shall be liable for the payment of any such fees.
ARTICLE V
Covenants and Agreements of the Shareholders Prior to the Closing Date
     5.01 Access and Investigation. Between the date of this Agreement and the Closing Date, the Shareholders will, and will cause each Company and its Representatives to, (a) afford RDSI and its Representatives full and free access to each Company’s personnel, properties, contracts, books and records, and other documents and data, (b) furnish RDSI and its Representatives with copies of all such contracts, books and records, and other existing documents and data as RDSI may reasonably request, and (c) furnish RDSI and its Representatives with such additional financial, operating and other data and information as RDSI may reasonably request; provided, RDSI shall not contact or communicate with any customers, suppliers or personnel of the Companies unless one or more of the Shareholders or their Representatives is present or RDSI has obtained the prior written approval of the Shareholders, which approval will not be unreasonably withheld.
     5.02 Operation of the Businesses of the Companies. Between the date of this Agreement and the Closing Date, the Shareholders will, and will cause each Company to:
     (a) conduct the business of such Company only in the Ordinary Course of Business;
     (b) use their reasonable best efforts to preserve intact the current business organization of such Company, keep available the services of the current officers, employees and agents of such Company, and maintain the relations and good will with suppliers, customers, landlords, creditors, employees, agents, and others having business relationships with such Company;
     (c) confer with RDSI concerning operational matters of a material nature; and

     (d) otherwise report periodically to RDSI concerning the status of the business, operations and finances of such Company.
     5.03 Negative Covenant. Except as otherwise expressly permitted by this Agreement, between the date of this Agreement and the Closing Date, the Shareholders will not, and will cause each Company not to, without the prior consent of RDSI, take any affirmative action, or fail to take any reasonable action within their control, as a result of which any of the changes or events listed in Section 4.03(g) is likely to occur.
     5.04 Required Approvals. As promptly as practicable after the date of this Agreement, the Shareholders will, and will cause each Company to, make all filings required by Legal Requirements to be made by them in order to consummate the transactions contemplated by this Agreement, including, without limitation, any applications and/or notices required to be filed with Governmental Authorities. Between the date of this Agreement and the Closing Date, the Shareholders will, and will cause each Company to, (a) cooperate with RDSI with respect to all filings that RDSI elects to make in connection with the transactions contemplated by this Agreement, and (b) cooperate with RDSI in obtaining all consents identified in Section 4.04(b)(ii) of the RDSI Disclosure Schedule.
     5.05 Financial Information; Notification.
     (a) Within fifteen (15) calendar days after the end of each monthly accounting period after March 31, 2006 and prior to the Closing Date, the Shareholders will provide RDSI with copies of monthly unaudited balances sheets and statements of income for the Companies and with copies of all other financial information reasonably requested by RDSI.
     (b) Between the date of this Agreement and the Closing Date, each Shareholder will promptly notify RDSI in writing if such Shareholder becomes aware of any fact or condition that causes or constitutes a breach of any of the Shareholders’ representations and warranties as of the date of this Agreement, or if such Shareholder becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, each Shareholder will promptly notify RDSI of the occurrence of any breach of any covenant of the Shareholders in this Article 5 or of the occurrence of any event that may make the satisfaction of the conditions in Article VII impossible or unlikely.
     (c) The Shareholders will promptly notify RDSI in writing of any development after the execution of this Agreement that causes a breach of the Shareholders’ representations and warranties. Unless RDSI has the right to terminate this Agreement pursuant to Section 10.01(b) below by reason of the development and exercises that right in accordance with Section 10.01(b) below, the written notice pursuant to this Section 5.05(c) will be deemed to have amended the Shareholder Disclosure Schedule, to have qualified Shareholders’ representations and warranties, and to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development.
     5.06 Indebtedness and Other Amounts Payable by Related Persons. Except as expressly provided in this Agreement, the Shareholders will cause all indebtedness and other amounts payable to the Companies by a Shareholder or any Related Person of a Shareholder to be paid in full prior to the Closing. In the event that any such indebtedness or other amount payable to the Companies by a Shareholder or any Related Person of a Shareholder is not paid in full prior to the Closing, the outstanding balance thereof shall be deducted from the Initial Cash Payment pursuant to Section 2.02(a)(iv), and the Companies hereby assign all of their rights to receive payment of such indebtedness or other amount to the Shareholders.
     5.07 No Negotiation. Until such time, if any, as this Agreement is terminated pursuant to Section 10, the Shareholders will not, and will cause each Company and each of their Representatives not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to any Person (other than RDSI) relating to any transaction involving the sale of the business or assets (other than in the Ordinary Course of Business) of any Company, or any of the capital stock of any Company, or any merger, consolidation, business combination, or similar transaction involving any Company.
     5.08 Tax Filings. Between the date of this Agreement and the Closing Date, the Shareholders shall not, and shall cause each of the Companies not to, without the prior written consent of RDSI (which consent shall not be unreasonably withheld or delayed), file any income Tax Return, make any material Tax election, compromise or settle any Tax controversy, extend any statute of limitations relating to a Tax matter, or make any other material decision with respect to the treatment of any transaction for Tax purposes.
     5.09 Best Efforts. Between the date of this Agreement and the Closing Date, the Shareholders will use their reasonable best efforts to cause the conditions in Article VIII to be satisfied.
     5.10 Spin-Off of Disaster Recovery Business.
     (a) Terms of Spin-Off. Immediately prior to the Effective Time, the Shareholders will cause the Companies to complete the spin-off of their respective disaster recovery businesses (the “Spin-Off”). The Spin-Off shall be completed as follows: (i) the Companies will form new corporations and/or limited liability companies as wholly-owned subsidiaries (the “Disaster Recovery Companies”); (ii) following the formation of the Disaster Recover Companies, the Companies will contribute, assign and transfer to the Disaster Recovery Companies all of the assets, liabilities and employees relating to or attributable to the Companies’ disaster recovery businesses, and the Disaster Recovery Companies will expressly assume all of the liabilities relating to or attributable to the Companies’ disaster recovery businesses; (iii) following such contribution, assignment and transfer and prior to the Closing, the Companies will distribute to the Shareholders all of the issued and outstanding shares of stock or limited liability company interests, as the case may be, of the Disaster Recovery Companies. Section 5.10 of the Shareholder Disclosure Schedule contains (A) the balance sheets for the disaster recovery business of DCM Indiana at December 31, 2005, and for the disaster recovery business of DCM Michigan at January 31, 2006, which balance sheets are accurate and complete in all material respects; (B) a list of all tangible assets of the disaster recovery businesses of DCM Michigan and DCM Indiana as of the respective balance sheet dates; and (C) a list of the employees of the Companies who will be transferred to the Disaster Recovery Companies in connection with the Spin-Off; and the assets, liabilities and employees included in the Spin-Off shall be consistent with those set forth thereon, except for changes resulting from the operation of the disaster recovery businesses of the Companies in the Ordinary Course of Business prior to the Closing.
     (b) Spin-Off Documentation. At least ten (10) days prior to the Closing Date, the Shareholders shall provide to RDSI draft copies of all of the agreements, instruments and other documentation relating to the Spin-Off for review by RDSI and its legal counsel. All such documents shall be in form and substance reasonably satisfactory to RDSI and its legal counsel.
     (c) Third-Party Valuation. Following the execution of this Agreement, the parties will mutually select and engage an independent third-party appraiser to value the disaster recovery businesses of the Companies that will be transferred to the Disaster Recovery Companies in the Spin-Off on the basis of fair market value as a going concern. The cost of such valuation shall be paid one-half by RDSI and one-half by the Shareholders.
     (d) Taxes. The Shareholders shall be responsible for all of the Companies’ Tax liabilities arising from, and attributable to, the Spin-Off and the Chan Bonus, net of any Tax benefit attributable to the Chan Bonus (the “Spin-Off Taxes”). Prior to the Closing, the parties shall calculate the amount of Spin-Off Taxes using the valuation of the disaster recovery businesses determined by the third-party appraiser pursuant to Section 5.10(c), which amount shall be deducted from the Purchase Price pursuant to Section 2.02(a)(iii).
     (e) Expenses. Except as otherwise provided herein, the Shareholders shall be responsible for the payment of all fees and expenses relating to the Spin-Off, and neither RDSI nor the Companies shall be liable for the payment of any such fees or expenses.
     5.11 Bonus to Edward Chan. The Shareholders covenant and agree that, prior to the Closing Date, the Companies shall declare a bonus payment to Edward Chan in the gross amount of $1,000,000.00 (the “Chan Bonus”), and the Shareholders further acknowledge, covenant and agree that the Chan Bonus shall represent and constitute Mr. Chan’s vested right to the Chan Bonus prior to the Closing Date and shall be reflected as an accrued liability of the Companies on the Companies’ books and records and financial statements as of the Closing Date. RDSI covenants and agrees that it will cause the Companies to pay the Chan Bonus, less any amounts required to be withheld by the Companies under applicable Legal Requirements, to Mr. Chan within two (2) business days following the Closing Date.
     5.12 Foreign Qualifications. The Shareholders covenant and agree to cause the Companies make all filings and to take all other actions necessary to cause (a) DCM Michigan to be duly qualified as a foreign corporation and in good standing as of the Closing Date in each of the jurisdictions set forth in Section 4.03(b)(i) of the Shareholder Disclosure Schedule and (b) DCM Indiana to be duly qualified as a foreign corporation and in good standing as of the Closing Date in each of the jurisdictions set forth in Section 4.03(b)(ii) of the Shareholder Disclosure Schedule. All fees, penalties, Taxes and other costs and expenses related to the Shareholders’ compliance with this Section 5.12 shall be paid or accrued by the Company prior to the month-end immediately preceding the Closing Date and reflected in the calculation of the minimum stockholders’ equity under Section 8.01(h).
ARTICLE VI
Covenants and Agreements of RDSI Prior to the Closing Date
     6.01 Required Approvals. As promptly as practicable after the date of this Agreement, RDSI will, and will cause each of its Related Persons to, make all filings required by Legal Requirements to be made by them to consummate the transactions contemplated by this Agreement, including, without limitation, all applications and/or notices required to be filed with the FRB. Between the date of this Agreement and the Closing Date, RDSI will, and will cause each Related Person to, (i) cooperate with the Shareholders with respect to all filings that the Shareholders are required by Legal Requirements to make in connection with the transactions contemplated by this Agreement, and (ii) cooperate with the Shareholders in obtaining all consents identified in Section 4.03(b)(ii) of the Shareholder Disclosure Schedule; provided that this Agreement will not require RDSI or any of its Related Persons to dispose of or make any change in any portion of its business or to incur any other material burden to obtain any consent or Governmental Authorization.
     6.02 Best Efforts. Except as set forth in the proviso to Section 6.01, between the date of this Agreement and the Closing Date, RDSI will use its reasonable best efforts to cause the conditions in Article VIII to be satisfied.
ARTICLE VII
Additional Covenants and Agreements
     7.01 Employees and Employee Benefits. RDSI and the Shareholders acknowledge that the employees of each Company who are actively employed at the Effective Time (excluding those transferred to the Disaster Recovery Companies pursuant to Section 5.10) and who RDSI determines to retain after the Effective Time (and who elect to continue with the Companies after the Effective Time) will continue as employees of such Company (“Continuing Employees”) after the Effective Time and, except for any Continuing Employees who are covered by written employment agreements, will be employed as at will employees after the Effective Time. The Companies shall have the right and obligation to deal with the terms and conditions of employment of the Continuing Employees after the Effective Time. Continuing Employees shall continue to participate in the Compensation and Benefit Plans unless and until RDSI, in its sole discretion, shall determine that all or some of the Compensation and Benefit Plans shall be terminated, modified or merged into certain employee benefit plans of RDSI or Rurban. Following the termination or merger of all or some of the Compensation and Benefit Plans, RDSI will provide each Continuing Employee with employee benefits to replace those programs that have been terminated or merged (other than equity or equity-based plans and programs) that are no less than the benefits provided to similarly situated employees of RDSI. At such time as the Continuing Employees shall participate in any employee benefit plans of RDSI or Rurban pursuant to the foregoing, each such Continuing Employee shall be credited with years of service with the Companies, for purposes of eligibility and vesting (but not for benefit accrual purposes), in the employee benefit plans of RDSI or Rurban, and shall not be subject to any exclusion or penalty for pre-existing conditions that were covered under the Compensation and Benefit Plans immediately prior to the Effective Time, or to any waiting period relating to such coverage.
     7.02 Tax Covenants.
     (a) Preparation and Filing of Tax Returns. RDSI shall prepare and timely file, or cause to be prepared and/or timely filed, all Tax Returns that are required to be filed by, or with respect to, the Companies after the Closing Date for (i) taxable periods ending on or before the Closing Date (“Pre-Closing Tax Periods”) and (ii) taxable periods that begin before the Closing Date and end after the Closing Date (“Straddle Periods”). RDSI shall provide a copy of each such Tax Return to the Shareholders not later than thirty (30) days before the due date for such Tax Return (taking into account any extensions of such due date). All such Tax Returns shall be prepared in accordance with applicable Legal Requirements and in a manner consistent with the historic tax reporting practices of the Companies (unless such historic tax reporting practices are less likely than not correct as a matter of law).
     (b) Responsibility for Taxes – Pre-Closing Tax Periods. RDSI and the Companies shall be responsible for all Taxes relating to the Companies for Pre-Closing Tax Periods to the extent that: (i) such Taxes (other than deferred Taxes established to reflect timing differences between book and Tax income) are accrued on the March 31, 2006 balance sheets of the Companies, as adjusted for transactions arising in the Ordinary Course of Business through the Closing Date; or (ii) such Taxes were a component of the Spin-Off Taxes determined pursuant to Section 5.10 and deducted from the Purchase Price pursuant to Section 2.02(a)(iii). The Shareholders shall be responsible for all other Taxes relating to the Companies for Pre-Closing Tax Periods.
     (c) Responsibility for Taxes – Straddle Periods. RDSI and the Companies shall be responsible for the following Taxes relating to the Companies for Straddle Periods: (i) all Taxes relating to the portion of any Straddle Period beginning after the Closing Date; and (ii) all Taxes relating to the portion of any Straddle Period ending on the Closing Date to the extent that: (x) such Taxes (other than deferred Taxes established to reflect timing differences between book and Tax income) are accrued on the March 31, 2006 balance sheets of the Companies, as adjusted for transactions arising in the Ordinary Course of Business through the Closing Date; or (y) such Taxes were a component of the Spin-Off Taxes determined pursuant to Section 5.10 and deducted from the Purchase Price pursuant to Section 2.02(a)(iii). The Shareholders shall be responsible for all Taxes relating to the Companies for the portion of any Straddle Period ending on the Closing Date to the extent (if any) that such Taxes (other than deferred Taxes established to reflect timing differences between book and Tax income) are not accrued on the March 31,

2006 balance sheets of the Companies, as adjusted for transactions arising in the Ordinary Course of Business through the Closing Date.
     (d) Cooperation and Records Retention. The Shareholders and RDSI shall (i) each provide the other, and RDSI shall cause the Companies to provide the Shareholders, with such assistance as may be reasonably requested by any of them in connection with the preparation of any Tax Return, audit, or other examination by any taxing authority or judicial or administrative proceeding relating to liability for Taxes, (ii) each retain and provide the other, and RDSI shall cause the Companies to retain and provide the Shareholders, with any records or other information that may be relevant to such Tax Return, audit, examination, or proceeding, and (iii) each provide the other with any final determination of any such audit, examination, or proceeding that affects any amount required to be shown on any Tax Return of either of the Companies for any Pre-Closing Tax Period or Straddle Period. Without limiting the generality of the foregoing, RDSI shall retain, and shall cause the Companies to retain, and the Shareholders shall retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such returns for all Pre-Closing Tax Periods and Straddle Periods and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same. Each party shall bear its own expenses in complying with the foregoing provisions.
     (e) Tax Proceedings. RDSI shall exercise at its expense complete control over the handling, disposition and settlement of any governmental inquiry, examination, or proceeding that could result in a determination with respect to Taxes due or payable by either of the Companies for which the Shareholders may be liable or against which the Shareholders may be required to indemnify RDSI or the Companies pursuant hereto; provided, however, that the Shareholders may retain separate co-counsel at their sole cost and expense and participate in, but not control, the defense, and RDSI may not consent to the entry of any judgment or enter into any settlement without the prior written consent of the Shareholders, which consent shall not be unreasonably withheld. RDSI shall notify the Shareholders in writing within ten (10) days after learning of any such inquiry, examination, or proceeding. The Shareholders shall cooperate with the Shareholders, as RDSI may reasonably request, in any such inquiry, examination or proceeding.
     7.03 Use of Names. From and after the Closing Date, the Shareholders shall not, and shall cause their Related Persons (including, without limitation, the Disaster Recovery Companies) not to, use the name “Diversified Computer Marketers” or “DCM” or any names similar thereto or variants thereof.
ARTICLE VIII
Conditions Precedent to the Obligations of the Parties
     8.01 Conditions Precedent to RDSI’s Obligation to Close. RDSI’s obligation to purchase the Shares and to take the other actions required to be taken by RDSI at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by RDSI, in whole or in part):

     (a) Accuracy of Representations and Warranties. The representations and warranties of the Shareholders set forth in this Agreement shall be true and correct in all material respects (except for representations and warranties that contain qualifications as to materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date, except that those representations and warranties which by their terms speak as of a specific date shall be true and correct as of such date; and RDSI shall have received a certificate, dated the Closing Date, signed by each of the Shareholders to such effect.
     (b) Performance of Covenants and Obligations. The Shareholders shall have performed in all material respects all of their covenants and obligations under this Agreement to be performed by them on or prior to the Closing Date, including those relating to the Closing and the closing deliveries required by Section 3.02; and RDSI shall have received a certificate, dated the Closing Date, signed by each of the Shareholders to such effect.
     (c) No Encumbrances. All Encumbrances on the assets of the Companies, except for Permitted Encumbrances, shall have been terminated and released to the satisfaction of RDSI.
     (d) No Indebtedness. All Indebtedness of the Companies shall have been paid in full, and the Shareholders shall have provided evidence of the payment in full of such Indebtedness to RDSI; provided, however, that in lieu of payment in full prior to the Closing, the Shareholders may deliver to RDSI a pay off letter, in form and substance reasonably satisfactory to RDSI, with respect to any Indebtedness to be paid directly by RDSI pursuant to Section 2.02.
     (e) Consents. Each of the Required Consents identified in Section 4.03(b)(ii) of the Shareholder Disclosure Schedule shall have been obtained and shall remain in full force and effect.
     (f) No Claim Regarding Stock Ownership or Sale Proceeds. There must not have been made or threatened by any Person any claim asserting that such Person (i) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any capital stock of, or any other voting, equity, or ownership interest in, any of the Companies, or (ii) is entitled to all or any portion of the Purchase Price payable for the Shares.
     (g) New Leases. DCM Michigan shall have entered into a new three-year lease of its principal business location in Lansing, Michigan, and DCM Indiana shall have entered into a new three-year lease for its principal business location in Indianapolis, Indiana, in each case on terms and conditions reasonably satisfactory to RDSI (including provisions permitting the assignment of such leases to RDSI or an affiliate of RDSI). If the new leases contain the foregoing terms and are otherwise substantially similar to the current leases, then the new leases shall be deemed to be reasonably satisfactory to RDSI.
     (h) Minimum Stockholders’ Equity. The aggregate stockholders’ equity of the Companies on a pro forma basis (assuming the completion of the Spin-Off) as of the month-end immediately preceding the Closing Date, as calculated in accordance with GAAP and in a manner consistent with the Financial Statements, shall be not less than $613,210.
     8.02 Conditions Precedent to the Shareholders’ Obligation to Close. The Shareholders’ obligation to sell the Shares and to take the other actions required to be taken by the Shareholders at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Shareholders, in whole or in part):
     (a) Accuracy of Representations and Warranties. The representations and warranties of RDSI set forth in this Agreement shall be true and correct in all material respects (except for representations and warranties that contain qualifications as to materiality, which shall be true and correct in all respects) as of the date of this Agreement and as of the Closing Date as though such representations and warranties were also made as of the Closing Date, except that those representations and warranties which by their terms speak as of a specific date shall be true and correct as of such date; and the Shareholders shall have received a certificate, dated the Closing Date, signed by the President or Chief Executive Officer of RDSI to such effect.
     (b) Performance of Covenants and Obligations. RDSI shall have performed in all material respects all of its covenants and obligations under this Agreement to be performed by it on or prior to the Closing Date, including those relating to the Closing and the closing deliveries required by Section 3.03; and the Shareholders shall have received a certificate, dated the Closing Date, signed by the President or Chief Executive Officer of RDSI to such effect.
     (c) Consents. Each of the Required Consents identified in Section 4.04(b)(ii) of the RDSI Disclosure Schedule shall have been obtained and shall remain in full force and effect.
     8.03 Mutual Conditions. The obligations of RDSI and the Shareholders under this Agreement shall be subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
     (a) Approvals of Governmental Authorities. All approvals of Governmental Authorities required to consummate the Contemplated Transactions shall have been obtained and shall remain in full force and effect, and all statutory waiting periods in respect thereof shall have expired, and no such approvals or statute, rule or order shall contain any conditions, restrictions or requirements that would reasonably be expected to have a material adverse effect after the Effective Time on the present or prospective financial condition, business or operating results of the Companies.
     (b) No Restraining Order. No temporary restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Contemplated Transactions shall be in effect, and no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, deemed applicable or entered any statute, rule, regulation, judgment, decree, injunction or other order prohibiting consummation of the Contemplated Transactions.

ARTICLE IX
Indemnification; Remedies
     9.01 Survival. Subject to Section 9.04, all representations, warranties, covenants and agreements set forth in this Agreement and any other instrument, certificate or document delivered pursuant to this Agreement shall survive the Closing.
     9.02 Indemnification and Payment of Damages by the Shareholders. The Shareholders will, jointly and severally (subject to Section 9.11), indemnify and hold harmless RDSI, the Companies, and their respective Representatives, shareholders, controlling persons and affiliates (collectively, the “Indemnified Persons”) for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage, expense (including costs of investigation and defense and reasonable attorneys’ fees) or diminution of value, whether or not involving a third-party claim (collectively, “Damages”), arising, directly or indirectly, from or in connection with:
     (a) any breach of any representation or warranty made by the Shareholders in this Agreement, in any Shareholder Ancillary Agreement, or in any other instrument, certificate or document delivered by the Shareholders pursuant to this Agreement;
     (b) any breach by the Shareholders of any covenant or obligation of the Shareholders in this Agreement or in any Shareholder Ancillary Agreement;
     (c) any Liability for Taxes for which the Shareholders are responsible pursuant to Section 7.02; or
     (d) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by any such Person with either Shareholder or any of the Companies (or any Person acting on their behalf) in connection with any of the Contemplated Transactions prior to the Closing Date.
     9.03 Indemnification and Payment of Damages by RDSI. RDSI will indemnify and hold harmless the Shareholders for, and will pay to the Shareholders the Damages arising, directly or indirectly, from or in connection with:
     (a) any breach of any representation or warranty made by RDSI in this Agreement, in any Shareholder Ancillary Agreement, or in any instrument, certificate or document delivered by RDSI pursuant to this Agreement;
     (b) any breach by RDSI of any covenant or obligation of RDSI in this Agreement or in any Shareholder Ancillary Agreement; or
     (c) any claim by any Person for brokerage or finder’s fees or commissions or similar payments based upon any agreement or understanding alleged to have been made by such Person with RDSI (or any Person acting on its behalf) in connection with any of the Contemplated Transactions prior to the Closing Date.
     9.04 Time Limitations. If the Closing occurs, the Shareholders will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, other than those in Sections 4.03(b)(i), (c), (j), (s) or (t), unless on or before the second anniversary of the Closing RDSI notifies the Shareholders of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by RDSI; a claim with respect to Sections 4.03(b)(i), (c), (j), (s) or (t) may be made at any time prior to the expiration of the applicable statute of limitations period. If the Closing occurs, RDSI will have no liability (for indemnification or otherwise) with respect to any representation or warranty, or covenant or obligation to be performed and complied with prior to the Closing Date, unless on or before the second anniversary of the Closing the Shareholders notify RDSI of a claim specifying the factual basis of that claim in reasonable detail to the extent then known by the Shareholders.
     9.05 Limitations on Amount – the Shareholders. The Shareholders will have no liability (for indemnification or otherwise) with respect to the matters described in Section 9.02(a) or (b) until the total of all Damages with respect to such matters exceeds $17,500 (the “Indemnification Basket”), whereupon the Shareholders shall be liable for all such Damages (including the first $17,500 of Damages). The maximum, aggregate liability of the Shareholders to the Indemnified Persons for Damages with respect to the matters described in Section 9.02(a) and (b) shall be limited to the amount of $5,000,000 (the “Indemnification Ceiling”). Notwithstanding anything to the contrary in this Agreement, the maximum, aggregate liability of Church for Damages under this Agreement shall be limited to an amount equal to the product of: (i) his Pro Rata Share; and (ii) the Indemnification Ceiling. Notwithstanding the foregoing, the Indemnification Basket and the Indemnification Ceiling will not apply with respect to any of the matters described in Section 9.02(c) or (d), to any breach of any of the Shareholders’ representations and warranties of which either Shareholder had Knowledge at any time prior to the date on which such representation and warranty is made, or to any intentional breach by either Shareholder of any covenant or obligation, and the Shareholders will be jointly and severally (subject to the limitation in the immediately preceding sentence) liable for all Damages with respect to such breaches.
     9.06 Limitations on Amount – RDSI. RDSI will have no liability (for indemnification or otherwise) with respect to the matters described in Section 9.03(a) or (b) until the total of all Damages with respect to such matters exceeds $17,500, whereupon RDSI shall be liable for all such Damages (including the first $17,500 of Damages). The maximum, aggregate liability of RDSI to the Shareholders for Damages with respect to the matters described in Sections 9.03(a) and (b) shall be limited to the amount of $3,500,000. However, this Section 9.06 will not apply with respect to any of the matters described in Section 9.03(c), to any breach of any of RDSI’s representations and warranties of which RDSI had Knowledge at any time prior to the date on which such representation and warranty is made, or to any intentional breach by RDSI of any covenant or obligation, and RDSI will be liable for all Damages with respect to such breaches.

     9.07 Procedure for Indemnification — Third Party Claims.
     (a) Promptly after receipt by an indemnified party under Section 9.02 or 9.03 of notice of the commencement of any Proceeding against it, such indemnified party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the indemnifying party of any liability that it may have to any indemnified party, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the indemnifying party’s failure to give such notice.
     (b) If any Proceeding referred to in Section 9.07(a) is brought against an indemnified party and it gives notice to the indemnifying party of the commencement of such Proceeding, the indemnifying party will be entitled to participate in such Proceeding and, to the extent that it wishes (unless (i) the indemnifying party is also a party to such Proceeding and the indemnified party determines in good faith that joint representation would be inappropriate, or (ii) the indemnifying party fails to provide reasonable assurance to the indemnified party of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding), to assume the defense of such Proceeding with counsel reasonably satisfactory to the indemnified party and, after notice from the indemnifying party to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Article IX for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the indemnified party in connection with the defense of such Proceeding, other than reasonable costs of investigation. If the indemnifying party assumes the defense of a Proceeding, (A) it will be conclusively established for purposes of this Agreement that the claims made in that Proceeding are within the scope of and subject to indemnification; (B) no compromise or settlement of such claims may be effected by the indemnifying party without the indemnified party’s consent unless (1) there is no finding or admission of any violation of Legal Requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the indemnified party, and (2) the sole relief provided is monetary damages that are paid in full by the indemnifying party; and (C) the indemnified party will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to an indemnifying party of the commencement of any Proceeding and the indemnifying party does not, within fifteen (15) days after the indemnified party’s notice is given, give notice to the indemnified party of its election to assume the defense of such Proceeding, the indemnifying party will be bound by any determination made in such Proceeding or any compromise or settlement effected by the indemnified party.
     (c) Notwithstanding the foregoing, if an indemnified party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the indemnified party may, by notice to the indemnifying party, assume the exclusive right to defend, compromise, or settle such Proceeding, but the indemnifying party will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).
     (d) The Shareholders hereby consent to the non-exclusive jurisdiction of any court in which a Proceeding is brought against any Indemnified Person for purposes of any claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on the Shareholders with respect to such a claim anywhere in the world.
     (e) Notwithstanding anything to the contrary contained in this Section 9.07, any claims relating to Taxes described in Section 7.02 shall be subject to the procedures set forth in Section 7.02(e) and shall not be subject to this Section 9.07.
     9.08 Procedure for Indemnification — Other Claims. A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.
     9.09 Other Rights and Remedies. The indemnification rights of the parties under this Article IX are independent of and in addition to such other rights and remedies as the parties may have at law or in equity or otherwise for any misrepresentation, breach of warranty or breach or failure to fulfill any agreement or covenant hereunder on the part of any party hereto, including, without limitation, the right to seek specific performance, an injunction, rescission or restitution, none of which rights or remedies shall be affected or diminished hereby; provided, however, that any claim by a party for monetary damages that is based solely upon another party’s misrepresentation, breach of warranty or breach or failure to fulfill any agreement or covenant hereunder shall be subject to the limitations set forth in Section 9.05 or 9.06, as applicable.
     9.10 Right of Set-Off; Escrow. Upon notice to the Shareholders specifying in reasonable detail the basis therefor, RDSI may (a) set off any amount to which it may be entitled under this Article IX against amounts otherwise payable to either of the Shareholders pursuant to the terms of this Agreement (including pursuant to Section 2.02(c)) or pursuant to the terms of the Referral Agreements or (b) give notice of a claim in such amount under the Escrow Agreement. The exercise of such right of set-off by RDSI in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under this Agreement or under the Referral Agreements. Neither the exercise of nor the failure to exercise such right of set-off or to give notice of a claim under the Escrow Agreement will constitute an election of remedies or limit RDSI in any manner in the enforcement of any other remedies that may be available to it.
     9.11 Joint and Several Liability of Shareholders. References in this Agreement to the joint and several liability of Shareholders shall mean (i) the joint and several liability of the Shareholders solely with respect to matters arising out of or associated with DCM Indiana; and (ii) the several liability of Thompson with respect to matters arising out of or associated with DCM Michigan.

ARTICLE X
Termination
     10.01 Termination. This Agreement may be terminated, and the Contemplated Transactions may be abandoned:
     (a) Mutual Consent. At any time prior to the Closing, by the mutual written consent of RDSI and the Shareholders.
     (b) Breach. At any time prior to the Closing, by RDSI or the Shareholders in the event of either: (i) a breach by the other party of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect.
     (c) Delay. At any time prior to the Closing, by RDSI or the Shareholders in the event that the Closing has not occurred by September 30, 2006, except to the extent that the failure of the Closing to occur by that date arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 10.01(c).
     (d) Regulatory Approval. At any time, by either RDSI or the Shareholders, in writing, (i) if any application for prior approval of a Governmental Authority which is necessary to consummate the Contemplated Transactions is denied, or withdrawn at the request or recommendation of the Governmental Authority which must grant such approval, unless within the 25-day period following any such denial or withdrawal, a petition for rehearing or an amended application has been filed with the applicable Governmental Authority; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 10.01(d) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein, or (ii) if any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the Contemplated Transactions.
     10.02 Effect of Termination and Abandonment; Enforcement of Agreement. In the event of termination of this Agreement and the abandonment of the Contemplated Transactions pursuant to Section 10.01, such termination will not relieve a breaching party from liability for any breach of this Agreement. Notwithstanding anything contained herein to the contrary, the parties hereto agree that irreparable damage will occur in the event that a party breaches any of its obligations, duties, covenants and agreements contained herein. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled by law or in equity.
ARTICLE XI
Miscellaneous
     11.01 Press Releases. Neither RDSI nor the Shareholders shall make any press release or other public announcement concerning the transactions contemplated by this Agreement without the consent of the other party hereto as to the form and contents of such press release or public announcement, except to the extent that such press release or public announcement may be required by law or the rules of the Nasdaq Stock Market to be made before such consent can be obtained (in any or all of which cases RSDI will use its reasonable best efforts to advise the Shareholders prior to making the disclosure).
     11.02 Waiver; Amendment; Remedies. Prior to the Effective Time, any provision of this Agreement may be (a) waived in writing by the party benefited by the provision, or (b) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege.
     11.03 Expenses. Except as otherwise expressly provided in this Agreement, the parties to this Agreement will bear their respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of its Representatives.
     11.04 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute a duplicate original, but all of which taken together shall be deemed to constitute a single instrument.
     11.05 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Ohio applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law are applicable).
     11.06 Notices. All notices, requests and other communications required or permitted to be given hereunder to a party shall be given in writing and shall be deemed to have been given (a) on the date of delivery if personally delivered or telecopied (with confirmation), (b) on the first business day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third business day following the date of mailing if mailed by registered or certified mail (return receipt requested), in each case to such party at such party’s address set forth below or such other address as such party may specify by notice to the parties hereto in accordance with this Section 11.06.

If to the Shareholders, to:	Mr. Lance Thompson
3101 Technology Boulevard
Suite B
Lansing, Michigan 48910
FAX: (517) 336-9887

and

Mr. Robert Church
211 West Main
Plainfield, Indiana 46168
FAX: (317) 839-3987

With a copy (which shall not	David P. Larsen, Esq.
constitute notice) to:	Bodman LLP
34th Floor
Renaissance Center
Detroit, MI 48243
FAX: (313) 393-7579

If to RDSI, to:	Mr. Kenneth A. Joyce
Chairman and Chief Executive Officer
Rurbanc Data Services, Inc.
7622 SR 66N
Defiance, OH 43512
FAX: (419) 782-6393

With a copy (which shall not constitute notice) to:	Anthony D. Weis, Esq. Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Columbus, OH 43215
FAX: (614) 719-4776
     11.07 Entire Understanding; Joint and Several Obligations; No Third Party Beneficiaries. This Agreement (including the exhibits, documents and instruments referred to herein) and any separate agreements entered into by the parties of even date herewith, represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such separate agreements). Except as and to the extent set forth in Section 9.11, all of the obligations of the Shareholders under this Agreement shall be joint and several obligations. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
     11.08 Interpretation; Effect. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
     11.09 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all rights to a trial by jury in any legal proceeding arising out of or related to the Agreement.
     11.10 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the respective successors and assigns (including successive, as well as immediate, successors and assigns) of the parties hereto. This Agreement may not be assigned by any party hereto with the prior written consent of the other parties.
     11.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
     11.12 Disclosure Schedules. In the event of any inconsistency between the statements in the body of this Agreement and those in the Shareholder Disclosure Schedule or the RDSI Disclosure Schedule (other than an exception expressly set forth therein with respect to a specifically identified representation or warranty), the statements in the body of this Agreement will control.
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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement to be effective as of the day and year first written above.

RDSI: RURBANC DATA SERVICES, INC.
By:	/s/ Kenneth A. Joyce
Kenneth A. Joyce
Chairman and Chief Executive Officer

THE SHAREHOLDERS:
/s/ Lance Thompson
Lance Thompson

/s/ Robert Church
Robert Church

LIST OF EXHIBITS

Exhibit No.		Description

2.02	—	Purchase Price Allocation
2.03	—	Form of Confidentiality Agreement
3.02(b)	—	Form of Shareholder Release
3.02(c)	—	Form of Referral Agreement
3.02(d)	—	Form of Noncompetition Agreement
3.02(h)	—	Form of Escrow Agreement
3.02(i)	—	Form of Legal Opinions of Counsel for the Shareholders
3.02(j)	—	FIRPTA Statement
3.02(l)	—	Disaster Recovery Agreement
3.02(r)	—	Form of Release and Termination of Phantom Stock Agreement
3.03(g)	—	Form of Legal Opinions of Counsel for RDSI